Viking Mutual Funds

116 1st St. SW, Suite C
Minot, North Dakota 58701

April 29, 2009

EDGAR FILING

Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Viking Mutual Funds
--Viking Tax-Free Fund for Montana, Viking Tax-Free Fund for North Dakota, Viking Large-Cap Value Fund and Viking Small-Cap Value Fund
CIK No. 0001082744
1933 Act File No. 333-77993
1940 Act File No. 811-09277
Form Type: 485APOS; Accession Number: 0000898432-09-000533
Application for Withdrawal

Ladies and Gentlemen:

Viking Mutual Funds (the “Registrant”) hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended, the withdrawal of Post-Effective Amendment No. 14 (the “Post-Effective Amendment”) to the Registrant’s Registration Statement on Form N-1A, which was filed as EDGAR submission type 485APOS with the Securities and Exchange Commission on April 20, 2009 (Accession No. 0000898432-09-000533). The Post-Effective Amendment was filed for the purpose of obtaining series and class identifiers for: Viking Tax-Free Fund for North Dakota, Viking Large-Cap Value Fund and Viking Small-Cap Value Fund. The Registrant confirms that no securities were sold in connection with the proposed offering pursuant to the Post-Effective Amendment.

If you have any questions concerning the foregoing, please do not hesitate to contact Fatima Sulaiman at (202) 778-9223 or Donald Smith at (202) 778-9079 of K&L Gates LLP, counsel to the Registrant.

Sincerely,

VIKING MUTUAL FUNDS

/s/ Shannon D. Radke
By:	Shannon D. Radke
President